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                                                                      EXHIBIT 18

November 2, 2005

Board of Directors
c/o Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road, Ground Floor
Hamilton, HM08
Bermuda


Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005. Note 2 therein describes a change in accounting principle related to the balance sheet classification of certain SFAS 115 debt securities from classification based on maturity to that based on nature of the security and ability to be available for current operations. It should be understood that the preferability of one acceptable method of accounting over another for the classification of investment debt securities has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management's determination that this change in accounting principle is preferable. Based on our reading of management's stated reasons and justification for this change in accounting policy in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company's circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2004. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PRICEWATERHOUSECOOPERS LLP